Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

Ihre Zeichen / Your Ref. | Unsere Zeichen / Datum / Our Ref. / Date | Telefon / Telefax / Telephone / Telefax

CGN IR dg
24 January 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

02015166

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

SUPPL

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
Deutsche Lufthansa Aktiengesellschaft
Vice President Investor Relations

U. Schlosser

Ulrike Schlosser

Enclosure

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

dlw 2/15

ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Official Business
Penalty for Private Use, $300
Return After Five Days

WASHINGTON DC

Stephan Hutter, Esq.
Sherman & Sterling
599 Lexington Ave.
New York, NY 10022-6069

Lufthansa Investor Info
including traffic figures

December 2001

Change in capacity utilisation in December compared with previous year



80
75
70
65
% 60
55
50
45
40
2000
2001
Lufthansa Group Seat load factor
Lufthansa Cargo Freight load factor
Lufthansa Group Overall load factor

ufthansa Group: Utilisation slightly down on previous year's
December 2001, the airlines in the Lufthansa Group carried 2.9 million assengers. The number was down by 14.6 per cent on the year-earlier level so due to unusual weather conditions, which seriously disrupted air traffic r four days in Frankfurt during the month. Utilisation – thanks to targeted apacity cuts (- 11.1% ASK) – with 67.6 per cent nearly reached December 000's level (- 0.5 pp). Over the full twelve months in 2001, the Group tained a seat load factor of 71.5 per cent (- 2.9 pp). In the Asia/Pacific and iddle East/Africa traffic regions, the decline in passenger numbers slowed 2.4 per cent but remained at the two-digit level in the Americas and urope. Sharply reduced capacity in the Americas raised utilisation there by 7 percentage points to 75.5 per cent.

nnage transported at Lufthansa Cargo in December was down by 12.7 d sales by 11.2 per cent. Capacity utilisation at 67.9 per cent was only 2.1 rcentage points lower than the year-earlier level. In Europe, utilisation se by 2.3 percentage points. In the Americas and the Asia/Pacific, fthansa Cargo returned load factors of 70 per cent.

e Group's overall load factor in December equalled with November's at 68.1 r cent (-1.3 pp). Cumulatively, it was down on the previous year's record

Lufthansa scores peak rating in airline industry
With credit ratings of "BBB+" long-term and "A-2" short-term (Standard & Poor's), as well as "Baa1" and "P-2" (Moody's), Lufthansa remains in the vanguard of the airline industry. Standard & Poor's rates it as the only airline in the global business with a stable outlook, while Moody's maintains that the outlook for the entire industry is negative. The ratings manifest Lufthansa's strong position and its unchanged conservative financial profile despite higher debt levels. Both rating agencies place Lufthansa's financial position among the best in the global airline industry.

Thomas Cook results up by five per cent
In the 2000/01 fiscal year (ended October 31), Thomas Cook is anticipating profits before taxes and amortisation to surpass 150 million EUR (+ 5 %). According to provisional figures (German Commercial Code), turnover totalled more than 8 billion EUR, about a quarter of which came from Thomas Cook UK which was taken over in April 2001.

Catering business rehabilitation
Alongside personnel measures, LSG Sky Chefs has ordained a worldwide freeze on investment and expenditure in order to reinstate sustainable profitability. However, the impairment test required by IAS to assess the impact of the terrorist attacks in the USA will lead to unplanned impairment write-offs. In that context Lufthansa is foregoing repayment of a shareholder loan of 500 million EUR from its catering subsidiary. In face of anticipated annual losses of around 45 million EUR from catering contracts valid momentarily up to 2005 in Scandinavia, LSG Sky Chefs will establish corresponding provisions which will impact the Group's results. Negotiations to modify those contracts are already underway.

Investor Relations website among top two in Germany
The Lufthansa Investors Relations homepage (www.lufthansa-financials.com) is number two in the latest rankings from the "Wirtschaftwoche" business magazine. In the magazine survey, experts at Münster technical university rated 180 IR websites of German companies listed in the Dax, MDAX, Nemax 50 and SDax indices on the basis of their functionality, information content and interactive capability.

Earlier publication of traffic figures
The monthly performance of airlines in the Lufthansa Group is to be publicised earlier – beginning with the figures for January 2002 – on the 7th working day in the following month. Tests in recent months have shown that the provisional traffic figures available on that earlier date are to all intents and purposes just as informative.

evel by 4.2 percentage points to 67.6 per cent.

E-Mail: investor.relations@dlh.de http://www.lufthansa-financials.com

Lufthansa Traffic Figures December 2001

tsche Lufthansa AG
stor Relations (CGN/FRA IR)
fon: + 49 (0)221 826 - 2444 or +49 (0)69 696 - 90997
+ 49 (0)69 696 - 90990
ail: investor.relations@dlh.de

Date: January 18th, 2002

	December 2001	December yoy (%)	Cumulative 2001	Cumulative yoy (%)
hansa Group				
sengers in 1,000	2,869	-14.6	45,705	-2.7
lable seat-kilometers (mio)	8,648	-11.1	126,400	+2.1
enue pax-kilometers (mio)	5,844	-11.8	90,389	-1.9
senger load-factor (%)	67.6	-0.5P	71.5	-2.9P
o/mail in 1,000 tonnes	130	-12.7	1,656	-8.1
lable tonne-km (mio)	1,707	-9.8	23,941	+1.6
enue tonne-km (mio)	1,163	-11.5	16,187	-4.3
all load factor (%)	68.1	-1.3P	67.6	-4.2P
ber of Flights	36,601	-12.1	540,674	-1.9

	December 2001	December yoy (%)	Cumulative 2001	Cumulative yoy (%)
Lufthansa German Airlines				
Passengers in 1,000	2,477	-16.3	39,694	-3.8
Available seat-kilometers (mio)	8,219	-11.8	120,091	+1.9
Revenue pax-kilometers (mio)	5,602	-12.4	86,695	-2.2
Passenger load-factor (%)	68.2	-0.4P	72.2	-3.0P
Number of Flights	23,547	-15.6	349,004	-4.5
Lufthansa CityLine GmbH				
Passengers in 1,000	392	-2.0	6,011	+4.6
Available seat-kilometers (mio)	428	+4.6	6,309	+6.2
Revenue pax-kilometers (mio)	242	+3.7	3,694	+4.0
Passenger load-factor (%)	56.6	-0.4P	58.5	-1.3P
Number of Flights	11,237	-2.6	165,548	+4.8
Lufthansa Cargo AG				
Cargo/mail in 1,000 tonnes	130	-12.7	1,656	-8.1
Available Cargo tonne-km (mio)	845	-8.5	11,280	+0.3
Revenue Cargo tonne-km (mio)	574	-11.2	7,081	-7.6
Cargo load-factor (%)	67.9	-2.1P	62.8	-5.4P
Number of Flights	1,817	-18.2	26,122	-5.7

	Europe (incl. Germany)				America (North & South)				Asia/Pacific				Middle East & Africa			
	December 2001	yoy (%)	cumulative 2001	yoy (%)	December 2001	yoy (%)	cumulative 2001	yoy (%)	December 2001	yoy (%)	cumulative 2001	yoy (%)	December 2001	yoy (%)	cumulative 2001	yoy (%)
engers in 1,000	2,238	-16.1	36,292	-3.2	322	-14.3	5,218	-2.3	208	-2.4	2,810	+3.2	100	-2.4	1,333	-2.6
able seat-kilometers (mio)	2,655	-10.3	39,907	+2.1	3,059	-17.8	49,235	+2.4	2,174	-7.7	28,858	+3.0	758	+8.9	8,296	-2.5
nue pax-kilometers (mio)	1,478	-13.7	24,331	-1.3	2,309	-14.7	37,451	-3.5	1,585	-8.3	22,624	+1.2	472	-0.8	5,911	-5.2
enger load-factor (%)	55.7	-2.2P	61.0	-2.1P	75.5	+2.7P	76.1	-4.7P	72.9	-0.5P	78.4	-1.4P	62.2	-6.1P	71.2	-2.0P
o/mail in 1,000 tonnes	59	-11.9	756	-6.9	33	-21.0	434	-11.7	31	-6.1	366	-6.2	8	-4.0	99	-7.8
able Cargo tonne-km (mio)	89	-11.9	1,336	-2.9	305	-15.1	4,280	-1.1	377	-5.2	4,809	+2.9	73	+13.3	854	-1.1
nue Cargo tonne-km (mio)	41	-7.2	494	-7.2	220	-17.4	2,802	-10.8	269	-8.4	3,267	-5.3	44	+4.5	519	-4.7
o load-factor (%)	45.4	+2.3P	36.9	-1.7P	72.1	-2.0P	65.5	-7.1P	71.4	-2.5P	67.9	-5.9P	59.7	-5.1P	60.7	-2.3P